Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13D to which this Agreement is attached.

Dated: January 5, 2026

ERIC R. COLSON

By: Eric R. Colson*

CHARLES J. DALEY JR.

By: Charles J. Daley Jr. *

JASON A. GOTTLIEB

By: Jason A. Gottlieb*

*By: /s/ Lisa A. Moran
Lisa A. Moran
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Jason A. Gottlieb